February 6, 2011

VIA EDGAR AS CORRESPONDENCE

Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	MGT Capital Investment, Inc.

Preliminary Information Statement on Schedule 14C

Filed on January 13, 2012

File No. 000-32698

Dear Ms. Mills-Apenteng:

We are counsel to MGT Capital Investments, Inc. (“MGT,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated January 20, 2012, relating to the above-captioned Preliminary Information Statement. Captions and section headings herein will correspond to those set forth in the amended Preliminary Information Statement (the “Information Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

How many shares were voted for the action?

1.	A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of a 50.1% majority of the shares of common stock to vote in favor of your proposed reverse stock split/forward stock split presented in your information statement. In your response letter, please identify these stockholders, the percentage of votes they each represent and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1 (l).

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Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

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Response:

A “solicitation” is defined by the U.S. Securities and Exchange Commission (“SEC”) rules to include straightforward requests for proxies, as well as any other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. 17 C.F.R. §240.14a-1(l).

Subject to certain exceptions and exemptions, SEC rules generally require that a proxy statement accompany or precede any solicitation. Permitted solicitations that may be made prior to the filing of a proxy statement include, among others, the following:

•	solicitations that are limited to ten persons or fewer; or
•	oral and written communications (such as press releases and open letters to boards of directors) that are filed with the SEC on Schedule 14A.

Mr. Ladd, President and CEO of the Company and a substantial shareholder of the Company has prior business relationships with seven of the eight consenting shareholders, all of whom constitute sophisticated business persons and investors, each with significant investing experience. Joseph Direnzo has been a business associate of Mr. Ladd’s for at least the past seven years. Mr. Ladd obtained Mr. Direnzo’s consent during a discussion of other business relating to his shareholding in the Company. Mr. Ladd has known Mr. Kent for at least the last year in his capacity as a shareholder of the Company. John Kent initially contacted Mr. Ladd from Geneva regarding efforts to increase shareholder value, and Mr. Ladd has personally met with Mr. Kent on at least two occasions. Mr. Kent indicated his consent to the reverse-forward during a discussion of Company developments. H. Robert Holmes has been a business associate of Mr. Ladd’s for at least the past twenty years and indicated his consent during a discussion of Company developments. Mark and Robert Deutch are brothers, who are known to Mr. Ladd through a mutual acquaintence. Such aquaintence connected Mr. Ladd and Mark Deutch on our about November 2011 and they have had discussions regularly, including a personal meeting. Mr. Deutch indicated both he and his brother Robert’s consent during discussion of Company developments. David Kownacki is a neighbor of Mr. Ladd and has been a shareholder of the Company for approximately the last year. Mr. Kownacki indicated his consent during a discussion regarding Company devlopments. Mr. Ladd has known Michael Bukiet for over 30 years and obtained his consent during a discussion regarding Company developments.

As detailed above, Mr. Ladd in his capacity as a shareholder communicated the request for approval of the reverse/forward split to seven sophisicated stockholders with respect to whom Mr. Ladd has had longstanding business relationship with and received seven consents (exclusive of Mr. Ladd and Mr. Traversa, Officers of the Company), in reliance on the 10 shareholder exception contained in Rule 14a-1, and therefore the communication to stockholders of the Company was not a “solicitation” under Rule 14a-1.

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Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

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INFORMATION CONCERNING CONSENTING STOCKHOLDERS

Pursuant to the Company’s Bylaws and the Delaware General Corporate Law (“DGCL”), a vote by the holders of at least a majority of the Company’s outstanding capital stock is required to effect the action described herein.  As of the record date, the Company had 70,291,062 shares of common stock issued and outstanding.  The voting power representing not less than 35,145,532 shares of common stock is required to pass any stockholder resolutions.  The consenting stockholders are the record and/or beneficial owners of 35,578,221 shares of common stock, which represents approximately 51.7% of the issued and outstanding shares of the Company’s common stock on such date.  Pursuant to Section 228 of the DGCL, the consenting stockholders voted, with the Board of Directors, in favor of the actions described herein via separate written consents, dated January 13, 2012.   No consideration was paid for the consent.  Aside from their stockholdings in the Company, the following shareholders have no existing relationship with the Company. The consenting stockholder’s name and beneficial holdings are as follows:

Name	Shares Beneficially Held	Percentage
Robert Ladd President, CEO and Director of the Company and as Managing Member of Laddcap Value Partners III LLC	20,727,746	30.56%
Robert Traversa, CFO	5,033,550	7.16%
Joseph DiRenzo	3,490,000	4.97%
John Kent	1,680,000	2.39%
H. Robert Holmes	1,593,960	2.27%
Mark Deutsch	802,180	1.14%
Robert Deutsch	791,665	1.13%
David Kownacki	755,655	1.08%
Michael Bukiet	703,465	1.00%

TOTAL	35,578,221	51.70%

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Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

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Corporate Actions

Reverse Stock Split/Forward Stock Split, page 4

2.	We note your disclosure on page 4 that by “effectuating the Reverse Stock Split/Forward Stock Split, the Company seeks to utilize [the NYSE Amex’s] remedy by that date.” Please revise your information statement to clearly disclose the remedy presented by the NYSE Amex and Section 1003(f)(v) of the NYSE Amex Company Guide is a reverse stock split, not a reverse stock split/forward stock split. Also, please revise to discuss separately the reasons, risks and purposes for the forward stock split, as the NYSE Amex deficiency does not appear to be directly related to your proposal to effectuate a forward stock split.

Response:

We have revised the Information Statement to provide the requested disclosure. See page 5 of the revised Information Statement.

3.	Please revise your information statement as necessary to clarify the minimum share price you seek with the reverse stock split/forward stock split to comply with the NYSE Amex’s listing standards or tell us in your response why you believe you will meet such standards.

Response:

We have revised the information statement to provide the requested disclosure. See page 5 of the revised Information Statement. We have been informed that NYSE AMEX minimum price pursuant to Section 1003(f)(v) of the NYSE Amex Company Guide is $1.00 per share.

Given that the historical price of Company common stock over the last six months is indicative of the likely investor valuation, and assuming a constant equity market capitalization value of approximately $4,000,000, the post split price will be approximately $2.00 due to approximately 2,105,426 post split shares outstanding.

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Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

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4.	Please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse stock split/forward stock split.

Response:

Prior to Reverse/Forward Split

Authorized	Issued and Outstanding	Reserved for issuance, but unissued
75,000,000	70,291,062	0

After Reverse/Forward Split

Authorized	Issued and Outstanding	Reserved for issuance, but unissued
75,000,000	2,105,426[1]	0

5.	On pages 4 and 6 of your information statement you disclose that you have “no present agreement or plan” and no “definitive plans, proposals or arrangements,” respectively, to issue new shares. Please explain to us what you mean by your references to “present” and “definitive” plans. To the extent you have no plans, proposals or arrangements to issue any of the available shares, your disclosure should be revised to include a clear statement to this effect.

Response:

We have revised the Information Statement to provide the required disclosure. Please see pgs 6 and 9 of the Information Statement.

The Company anticipates, as part of its previously disclosed plan of compliance submitted to AMEX, that it will in the future issue shares in order to regain compliance with the Exchange’s minimum value of shareholders equity, but has no definitive plans or arrangements in this regard.

1 Due to uncertainty of OBO ownership, this number is estimated.

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Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

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No Going Private Transaction, page 10

6.	Due to the nature of your reverse stock split/forward stock split and the cash-out provisions, please provide us with your analysis as to why the transaction does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13e- 3(a)(3). Your analysis should include whether you believe you will continue to have more than 500 stockholders of record after the reverse stock split/forward stock split and, if so, the basis for that belief.

Response:

The Company does not intend this transaction to be the first step of a going-private transaction. On the contrary, our goal is to ultimately expand our shareholder base by making our common stock more attractive. By reducing the number of shareholders with fewer than 500 shares, we believe that the Reverse/Forward Split will encourage a broader range of institutional investors, professional investors and other members of the investing public to take a position in our common stock.

As of January 25, 2012, there were 70,291,062 shares of MGT issued and outstanding, with 75,000,000 authorized. According to information provided by Vstock Transfer, the Company’s Transfer Agent, the Company had approximately 700 registered certificate holders in total; of the 700, about 325 holders own 500 shares or more. Those 325 holders in turn own a total of approximately 37 million shares. The other 375 record holders own approximately 70,000 shares in total.

According to Broadridge, there are approximately 650 non-objecting beneficial owners (“NOBO”) accounts (excluding objecting beneficial owners or “OBO” holders), with 390 owning 500 shares or more, totaling approximately 16 million shares. The other 260 accounts own approximately 40,000 shares collectively.

In total, the two above categories will leave the Company with over 700 holders, consisting of 375 record holders and 390 beneficial holders after the one-for-500 reverse. In addition, there are OBO holders of about 15 million shares, with no known way to calculate number of holders because of the way foreign custodians report their holdings (i.e.in a single block, even though there may be many underlying individual accounts).

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Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ John Riley
John Riley, Esq.

Cc: Robert Ladd, President and CEO

Encls.

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